SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2004

Commission File No. 1-31272

(Exact name of registrant as specified in its charter)

Delaware	63-0593897
(State of Incorporation)	(I.R.S. Employer Identification No.)

15 South 20th Street
Birmingham, Alabama 35233

(Address of principal executive offices)

(205) 297-3000

(Registrant’s telephone number)

Compass Bancshares, Inc. Employee Stock Ownership Plan
Index
December 31, 2004

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Compass Bancshares, Inc. Employee Stock Ownership Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Compass Bancshares, Inc. Employee Stock Ownership Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Birmingham, Alabama
June 24, 2005

Compass Bancshares, Inc. Employee Stock Ownership Plan
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	2004	2003
Assets
Cash	$1,078,239	$1,036,831
Investments, at fair value (Note 3)
Compass Bancshares, Inc. common stock	240,285,639	196,337,097
Money market	5,437,559	6,579,417
Common collective trust funds	31,780,321	25,618,822
Mutual funds	44,441,676	30,392,209

Total investments	321,945,195	258,927,545
Dividends and interest income receivable	1,896,757	1,395,382
Employer contributions receivable	1,595,283	1,949,711
Participant Loans	8,823	11,984
Other assets	13,320	17,371

Total Assets	326,537,617	263,338,824

Liabilities
Dividends payable to participants	509,244	493,741
Due to broker	1,151,947	734,002
Other payable	—	4,533

Total liabilities	1,661,191	1,232,276

Net assets available for benefits	$324,876,426	$262,106,548

The accompanying notes are an integral part of these financial statements.

Compass Bancshares, Inc. Employee Stock Ownership Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2004

Investment income
Dividends on Compass Bancshares, Inc. common stock (Note 4)	$6,202,771
Other dividends and interest	1,485,277
Common and collective trust income	1,749,895
Net appreciation in fair value of investments (Note 3)	49,787,662

59,225,605
Contributions
Participant	16,902,382
Employer	6,717,187
Rollovers and other	1,272,901

Total contributions	24,892,470
Distributions to participants	21,348,197

Net increase	62,769,878
Net assets available for benefits
Beginning of year	262,106,548

End of year	$324,876,426

The accompanying notes are an integral part of these financial statements.

Compass Bancshares, Inc. Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2004

1.	Description of Plan

The following description of the Compass Bancshares, Inc. Employee Stock Ownership Plan/SmartInvestor – 401(k) (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution pension plan for the benefit of employees of Compass Bancshares, Inc. (the “Employer”), which provides participants with 401(k) and employee stock ownership (“ESOP”) options. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Nationwide Trust Company, FSB, serves as trustee to the Plan. The 401k Company serves as recordkeeper to the Plan.

The Employer operates 382 banking centers in Alabama, Arizona, Colorado, Florida, New Mexico and Texas. The banking centers in Alabama are located throughout the state while its Florida banking centers are concentrated in the Jacksonville area and in the Florida panhandle. In Texas, the banking centers are primarily located in the state’s four largest metropolitan areas of Houston, Dallas, San Antonio and Austin. The Arizona operations are primarily located in Tucson and Phoenix. The New Mexico banking centers are concentrated around the Albuquerque metropolitan area. The Colorado banking centers are concentrated around the Denver metropolitan area.

Eligibility and Participant Contributions

Employees are eligible to participate in the SmartInvestor-401(k) provision of the Plan beginning on their date of employment. Participants become eligible for employer matching contributions on the first day of the month coinciding with or following completion of one year of service.

Effective for Plan years beginning on or after January 1, 2001 and ending on December 31, 2003, employees who had not previously made a salary deferral election during their first year of service were automatically enrolled in the Plan at a contribution rate of 3% of eligible pay upon attaining eligibility to receive employer matching contributions unless the employee waived enrollment or elected a different contribution rate. Effective for Plan years beginning on or after January 1, 2004, employees who do not have a salary deferral election in effect are automatically enrolled in the Plan twelve months after their employment or reemployment date at a contribution rate of 3% of eligible pay, unless the employee waives enrollment or elects a different contribution rate.

For Plan years ending prior to January 1, 2004, participants could elect to have up to 15% of their compensation deferred and contributed to the Plan. Effective January 1, 2004, participants may elect to defer up to 25% of their compensation to the Plan. Participants may allocate their contributions, in multiples of 1%, to the various investment options of the Plan.

The Plan also provides participants with the option to reinvest cash dividends in the common stock of the Employer or elect to receive pass-through cash dividends.

Employer Contributions

The Employer, in its sole discretion, may make matching contributions in an amount determined by the Board of Directors of the Employer under the 401(k) provisions of the Plan. For Plan years ending prior to January 1, 2003, these matching contributions did not exceed the lesser of a participant’s elective contribution or 2% of such participant’s eligible pay for the Plan year.

Compass Bancshares, Inc. Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2004

Effective January 1, 2003, participants who elected to continue their participation in the Compass Bancshares, Inc. Retirement Plan under special election available in 2002, and employees of affiliates, or divisions of affiliates, that are predominantly engaged in the business of a commercial insurance agency or an investment management firm, are eligible for regular employer matching contributions, which are 100% of the first 2% of eligible pay contributed to the Plan.

For all other participants in the Plan, regular employer matching contributions are granted based on years of service according to the following schedule:

Years of Service	Employer Matching Contribution
Less than 1	None
1 — 3	100% of the 1st 2% of base compensation contributed
4 — 7	125% of the 1st 2% of base compensation contributed
8 or more	150% of the 1st 2% of base compensation contributed

On December 31, 2002, for purposes of the service-based match noted above, participants were credited with their years of benefit service under the Compass Bancshares, Inc. Retirement Plan on December 31, 2002, if any (without regard to whether the participant became a participant in the Compass Bancshares, Inc. Retirement Plan) under a special election option. From January 1, 2003 forward, participants are credited with a year of service on each employment anniversary date (based on the employee’s most recent hire or re-hire date).

The Employer, in its sole discretion, may make an additional contribution to the SmartInvestor 401(k) provision of the Plan, which would be allocated to participants employed on the last day of the Plan year and would be equal to 100% of the first 1% in excess of 2% - 3% of eligible pay contributed to the Plan. This additional contribution to the Plan was made for both of the years ended December 31, 2004 and 2003. Also, if the Employer’s earnings reach a targeted amount, the Employer may also elect to make a contribution to the ESOP provision of the Plan. The Employer’s earnings did not reach the targeted amount for the years ended December 31, 2004 or 2003 and contributions were not made under the ESOP provision of the Plan.

All Employer matching contributions and ESOP contributions are made in Compass Bancshares, Inc. common stock.

Investment Options

The Plan provides for separate investment programs, which allow participants to direct their investing among different investment options. The Plan offers six mutual funds, two money market funds, two common collective trust funds and common stock of the Employer as separate investment options for participant contributions to be allocated.

Diversification Rights

During 2004, the Plan was amended to provide diversification rights for participants attaining the age of 55 and having contributed 10 years of participation in the Plan. These diversification rights include the right to elect a distribution or a transfer to any of three investment funds (as determined by the Retirement Committee of the Employer). The distribution or transfer may consist of at least 25% of the number of shares of Compass Bancshares, Inc. stock credited to the restricted portion of the eligible participant’s account. The effect of this amendment had no material impact on the financial statements contained herein.

Compass Bancshares, Inc. Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2004

Vesting

Participants hired on or before December 31, 2000 have a fully-vested and nonforfeitable interest in the portion of their accounts attributable to their elective contributions, rollovers and the Employer’s matching contributions, including earnings thereon. Participants hired on or after January 1, 2001 have a fully vested and nonforfeitable interest in the portion of their accounts attributable to their elective contributions and rollovers and maintain a vested interest in amounts attributable to the Employer’s matching contributions based on length of service as follows:

Vesting
Years of Service	Percentage
Less than 1	0%
1	33%
2	67%
3 or more	100%

Participants acquire a vested interest in amounts attributable to the ESOP provision of the Plan based on total length of employment in the following incremental service terms:

Vesting
Years of Service	Percentage
Less than 5	0%
5 or more	100%

Effective January 1, 2003 and for Plan years beginning on or after January 1, 2003, for purposes of determining vesting years of service, all continuous service from the most recent hire date with a predecessor employer will be treated as service with the Employer if such employee was employed by the predecessor employer on the merger or acquisition date.

Rollovers

The Plan document provides the Retirement Committee of the Board of Directors of Compass Bancshares, Inc. with the authority to accept rollovers into the Plan. Effective January 1, 2003, the Retirement Committee authorized the Plan to allow a participant to transfer the balance of a separate, qualified plan into the participant’s account in a tax-free transaction, provided the transfer meets the criteria set forth by the Internal Revenue Code (“IRC”) and applicable Treasury Department Regulations.

Forfeitures

At the end of the plan year in which the participant incurs five consecutive one-year breaks in service, as defined in the Plan document, for any reason other than permanent disability, death, or normal retirement, and is not 100% vested in the Employer discretionary contributions, the nonvested portion is forfeited. Forfeited amounts are used to reduce future employer matching contributions to the Plan. Approximately $460,000 and $119,000 were available at December 31, 2004 and 2003, respectively, to reduce future employer matching contributions.

Distribution of Benefits

Upon retirement, disability, or death, participants become fully vested in their account. Upon termination of employment, a participant may elect to receive an amount equal to the value of the

Compass Bancshares, Inc. Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2004

participant’s vested interest in his or her account or may transfer such amount to a separate, qualified plan. The form of payment is a lump-sum distribution.

Withdrawal Provisions

Participants may request that all or part of their accounts attributable to elective contributions, adjusted for gain or loss thereon, be paid to them to meet an immediate and heavy financial hardship for which funds are not reasonably available to them from other sources. The amount paid to a participant in this fashion is taxable and may not be repaid to the Plan.

Participant Loans

The Plan is prohibited by the Plan document to make loans to participants. The loans held by the Plan are included as the result of prior mergers or acquisitions executed by the Employer, whereby the participants in the predecessor employer’s plan had loans outstanding and were able to transfer the holdings at the time of acquisition into the Plan. The participant loan balances included as other assets on the statements of net assets available for plan benefits, were $8,823 and $11,984, respectively, as of December 31, 2004 and 2003. No loans were added during the plan years ended December 31, 2004 or 2003.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America.

Investments

Money market funds, mutual funds and Compass Bancshares, Inc. common stock are valued at fair value based on quoted market prices. Quoted market prices are based on the last reported sales price on the last business day of the Plan year as reported by the principal securities exchange on which each security is traded. Common collective trusts are valued daily by the fund’s trustee and adjusted annually to audited amounts.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded when earned. Dividend income is recorded on the ex-dividend date. Realized gains and losses on mutual funds are calculated using the average cost method. Realized gains and losses on Compass Bancshares, Inc. common stock are calculated using historical cost.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation on Plan investments.

Administrative Fees

The Employer pays certain administrative expenses on behalf of the Plan. The Employer, in its sole discretion, may elect for participants to pay these fees through reductions to participant accounts. No such fees were paid from participant accounts in the Plan years ended December 31, 2004 and 2003.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions

Compass Bancshares, Inc. Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2004

that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options which, in turn, invest in any combination of stocks, mutual funds and other investment securities. The Plan is subject to concentration risk due to the significant level of investment in common stock of the Employer. Generally, all investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

3.	Investments

The investments of the Plan at December 31, 2004 and 2003 are summarized as follows:

	Fair Value
	2004	2003
Common stock
Compass Bancshares, Inc.*	$240,285,639	$196,337,097
Money market funds
Alliance Bernstein Capital Reserve	8,163	4,938
Expedition Money Market Fund*	5,429,396	6,574,479
Mutual funds
AIM MidCap Core Equity Fund	3,020,910	2,107,651
Dodge & Cox Stock Fund	14,449,732	8,994,348
EuroPacific Growth Fund	7,750,384	4,875,304
Expedition Bond Fund	7,174,398	5,683,408
Legg Mason Batterymarch US Small Cap Equity Fund	4,251,316	2,687,208
PIMCO Funds: RCM Large Cap Growth	—	6,044,290
The Growth Fund of America	7,794,936	—
Common collective trusts
SEI Stable Asset	20,199,403	14,086,963
State Street S&P500 Index Fund	11,580,918	11,531,859

	$321,945,195	$258,927,545

For the year ended December 31, 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as those held during the year) had net appreciation in fair value as follows:

Compass Bancshares, Inc. common stock*	$46,438,550
Mutual funds and other	3,349,112

Net appreciation in fair value of investments	$49,787,662

Compass Bancshares, Inc. Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2004

The following individual investments represent 5% or more of the net assets available for benefits at December 31, 2004 and 2003:

	Fair Value
	2004	2003
Common stock
Compass Bancshares, Inc.*	$240,285,639	$196,337,097
Other
SEI Stable Asset Fund	$20,199,403	$14,086,963

*	A portion of this investment is nonparticipant-directed (Note 4).

4.	Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments are as follows:

	2004	2003
Assets
Investments, at fair value
Compass Bancshares, Inc. common stock	$190,800,686	$155,463,575

Net investments	190,800,686	155,463,575
Dividends and interest income receivable	1,225,092	1,102,289
Employer contributions receivable	1,595,283	1,949,711
Liabilities
Dividends payable to participants	(425,728)	(405,452)

Net assets available for benefits	$193,195,333	$158,110,123

2004
Investment Income
Dividends on Compass Bancshares, Inc. common stock	$4,930,407

Net investment income	4,930,407
Net appreciation in fair value of investments	36,621,829
Contributions
Total employer contributions	6,717,252
Distributions/transfers to participants	(13,184,278)

Net increase	35,085,210
Net assets available for benefits
Beginning net of participant directed items	158,110,123

End of year	$193,195,333

Compass Bancshares, Inc. Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2004

5.	Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become fully vested and the net assets available for benefits would be distributed to the participants.

6.	Tax Status

The Internal Revenue Service issued a determination letter dated March 26, 2003 stating that the Plan, as amended through December 27, 2001, was designed in accordance with applicable Internal Revenue Code (“IRC”) requirements. Although the Plan has since been amended, the Plan administrator and the Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and continues to be tax-exempt at December 31, 2004 and 2003. Therefore, no provision for income taxes is included in the Plan’s financial statements.

7.	Related Party Transactions

Prior to January 1, 2003, Compass Bank, a wholly owned banking subsidiary of the Employer, served as trustee of the Plan, controlling the distribution and investment of the Plan’s assets. Effective January 1, 2003, Nationwide Trust Company, FSB, became trustee of the Plan.

Compass Bank also acts as investment adviser for the Expedition Money Market Fund and the Expedition Bond Fund. Accordingly, all transactions between Compass Bank, the Employer, and the Plan, which include purchases and sales of Compass Bancshares, Inc. common stock, qualify as party-in-interest transactions. During 2004 and 2003, all trustee fees and expenses were paid by the Employer on behalf of the Plan.

Supplemental Schedules

Compass Bancshares, Inc. Employee Stock Ownership Plan
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2004

		(c) Description of investment
		including maturity date, rate
	(b) Identity of issue, borrower,	of interest, collateral, par,		(e) Current	(f) Loan
(a)	lessor or similar party	or maturity value	(d) Cost	value	payment

*	Compass Bancshares, Inc.	Common stock (non-participant directed); 3,920,294 shares, $2 par value	$126,233,467	$190,800,686
*	Compass Bancshares, Inc.	Common stock (participant directed); 1,016,744 shares, $2 par value	**	49,484,953

		Sub-total		240,285,639

*	Expedition Money Market Fund	Money market – 5,429,396 units	**	5,429,396
	Alliance Bernstein Capital Reserve	Money market – 8,163 units	**	8,163

		Sub-total		5,437,559

*	Expedition Bond Fund	Mutual fund – 678,751 units	**	7,174,398
	Dodge and Cox Stock Fund	Mutual fund – 110,964 units	**	14,449,732
	AIM Mid Cap Core Equity Fund	Mutual fund – 103,633 units	**	3,020,910
	The Growth Fund of America	Mutual fund – 284,799 units	**	7,794,936
	Legg Mason Batterymarch US Small Cap Equity Fund	Mutual fund – 355,461 units	**	4,251,316
	EuroPacific Growth Fund/A	Mutual fund – 217,461 units	**	7,750,384

		Sub-total		44,441,676

	State Street S&P 500 Index Fund	Common collective trust - 371,696 units	**	11,580,918
	SEI Stable Asset	Common collective trust - 20,199,403 units	**	20,199,403

		Sub-total		31,780,321

	Participant/Beneficiary Loans	Loans made to participants or beneficiaries under the plan	***	8,823	$3,925

				$321,954,018	$3,925

*	Represents a party-in-interest

**	Cost of participant-directed investments is not required.

***	Partly amortized with final lump sum payment

Compass Bancshares, Inc. Employee Stock Ownership Plan
Schedule H, Line 4(j) — Schedule of Reportable Transactions
For the Year Ended December 31, 2004

(b) Description of
asset (include
	interest rate and				(h) Current value
(a) Identity of	maturity in case	(c) Purchase	(d) Selling	(g) Cost	of assets on	(i) Net gain
Party involved	of a loan)	price	price	of asset	transaction date	or (loss)

Series of Transactions
Compass Bancshares, Inc.	Common Stock	$14,377,844	$16,867,852	$12,655,662	$16,867,852	$4,212,190

NOTE: Information required in columns e and f is not applicable.

SIGNATURES

Pursuant to the requirements of Section 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPASS BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
Date: June 28, 2005	By /s/ Kirk P. Pressley
Kirk P. Pressley
Chief Accounting Officer Compass Bank Principal Financial Officer of the Plan

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm